Exhibit 3.1

1. Name of Corporation:

TetriDyn Solutions, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article I is amended to read in its entirety as follows: “The name of the Corporation is Ocean Thermal Energy Corporation.”

Article IV is amended and restated to read in its entirety as set forth in Exhibit A attached hereto.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:         58.33%

4. Effective date and time of filing:(optional)      Date:                          Time:

5. Signature: (required)

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After
Revised: 1-5-15

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EXHIBIT A

Article IV

Authorized Shares

The Corporation is authorized to issue Two Hundred and Five Million (205,000,000) shares, of which Two Hundred Million (200,000,000) shares shall be common stock, par value $0.001 per share ("Common Stock"), and Five Million (5,000,000) shares shall be preferred stock, par value $0.001 per share ("Preferred Stock"). Shares of any class of stock may be issued, without stockholder action, from time to time, in one or more series, as may be determined by the Board of Directors of the Corporation. The Board of Directors of the Corporation is hereby expressly granted authority, without stockholder action, and within the limits set forth in the Nevada Revised Statutes, to:

(a) designate, in whole or in part, the voting powers, designations, preferences, limitations, restrictions, and relative rights of each class of shares before the issuance of any shares of that class;

(b) create one or more series within a class of shares, fix the number of shares of each such series, and designate in whole or in part the voting powers, designations, preferences, limitations, restrictions, and relative rights of the series, all before the issuance of any shares of that series; or

(c) alter or revoke the preferences, limitations, and relative rights granted to or imposed upon any wholly-unissued class of shares or any wholly-unissued series of any class of shares.

The allocation between the classes, or among the series of each class, of unlimited voting rights and the right to receive the net assets of the Corporation upon dissolution shall be as designated by the Board of Directors of the Corporation. All rights accruing to the outstanding shares of the Corporation not expressly provided for to the contrary herein or in the Corporation's bylaws or in any amendment hereto or thereto shall be vested in the Common Stock. Accordingly, unless and until otherwise designated by the Board of Directors of the Corporation, and subject to any superior rights as so designated, the Common Stock shall have unlimited voting rights and be entitled to receive the net assets of the Corporation upon dissolution.

Upon the effectiveness of this Certificate of Amendment to Articles of Incorporation with the Secretary of State of the State of Nevada (the "Effective Time"), each 1 share of Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time ("Old Common Stock") shall automatically be converted, without any action on the part of the holder thereof, into 2.1675587292170 shares of fully paid and non-assessable Common Stock of the Corporation (the "Forward Stock Split"). Fractional shares, if any, will be rounded up to the next whole share. The Forward Stock Split shall occur whether or not the certificates representing shares of Old Common Stock are surrendered to the Corporation or its transfer agent. The Forward Stock Split shall be effected on a record holder-by-record holder basis, such that any fractional shares of Common Stock resulting from the Forward Stock Split and held by a single record holder shall be aggregated. The par value of each share of Common Stock shall not be adjusted in connection with the Forward Stock Split, and the number of shares of Common Stock the Corporation is authorized to issue, as set forth in this Article IV, shall not be affected by the Forward Stock Split.

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SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

OCEAN THERMAL ENERGY CORPORATION

Nevada Business Identification # NV20061033891

Expiration Date: May 31, 2017

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.

Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on May 9, 2017

Barbara K. Cegavske
Secretary of State

You may verify this license at www.nvsos.gov under the Nevada Business Search.

License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which by law <u>cannot</u> be waived.

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